Tenet CEO Provides Business Update and Addresses Shareholders' Concerns Regarding Recent Stock Performance in Q&A Interview

Toronto, Ontario--(Newsfile Corp. - January 10, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that CEO Johnson Joseph conducted a Q&A video interview with StockFam where he provided an update on the Company's operations and addressed some of the Company's shareholders' concerns related to the recent performance of the Company's stock. The video interview is available here: https://youtu.be/lUcB3gvoCMY.

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https://www.youtube.com/watch?v=lUcB3gvoCMY

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group
Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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